Exhibit 99.1

Taoping Announces 1-for -10 Reverse Stock Split

SHENZHEN, China, July 31, 2023 - Taoping Inc. (Nasdaq: TAOP, the “Company” or “Taoping”), today announced that the board of directors of the Company approved a one-for-ten reverse stock split of the Company’s issued and outstanding ordinary shares, no par value (the “Ordinary Shares”). Beginning August 1, 2023, the Company’s Ordinary Shares will be trading on a split-adjusted basis under the same symbol “TAOP” but with new CUSIP number, G8675V 127.

As a result of the share consolidation, each ten Ordinary Shares outstanding will automatically combine and convert to one issued and outstanding Ordinary Share without any action on the part of shareholders who hold their shares in brokerage accounts or “street name”. Shareholders holding certificates of Ordinary Shares are expected to receive instructions from the Company’s transfer agent, Transhare Corporation, regarding procedures for exchanging share certificates. All outstanding options, warrants and other rights to purchase the Company’s Ordinary Shares will be adjusted proportionately as a result of the reverse stock split. No fractional shares will be issued as a result of the reverse stock split, and instead, all such fractional shares resulting from the reverse stock split will be rounded up to the nearest whole share.

The reverse stock split is intended to increase the per share trading price of the Ordinary Shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. Following the reverse stock split the Company will have approximately 1.86 million Ordinary Shares issued and outstanding, exclusive of shares issuable under outstanding options and warrants. The reverse stock split will not affect the number of total authorized Ordinary Shares of the Company.

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative solutions to help customers in both the private and public sectors to more effectively communicate and market to their desired targets. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, new media and artificial intelligence. For more information about Taoping, please visit www.taop.com. You can also follow us via LinkedIn, Twitter or YouTube.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results due to our limited operating history of providing smart cloud services, the effects of the global Covid-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc. Xue Jiang IR@taop.com www.taop.com	Global IR Partners David Pasquale TAOP@globalirpartners.com New York Office: +1-914-337-8801